SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM
1	Translation of letter to the Argentine Securities Commission dated April 29, 2022.

City of Buenos Aires, April 29, 2022

To the

Bolsa y Mercados de Argentina S.A.

(Argentine Securities Commission)

Ref.:     General Ordinary Shareholders’ Meeting of YPF S.A. held on April 29, 2022 - Summary

Dear Sirs,

The purpose of this letter is to comply with the requirements of the ByMA Listing Regulations.

In that connection, YPF S.A. (“YPF” or the “Company”) hereby informs that on April 29, 2022, after having complied with all applicable legal requirements, the General Ordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) of YPF was held with the presence of 90.84% of YPF’s capital stock, and with the presence of the representatives of the Buenos Aires Stock Exchange and of the Argentine Securities Commission.

The following resolutions were adopted upon consideration of each of the items on the Agenda that were discussed:

1. Appointment of two shareholders to sign the minutes of the meeting.

The Shareholders’ Meeting approved by a majority of computable votes to designate the representatives of the Argentine National State —Secretary of Energy for Class “A” and Fondo de Garantía de Sustentabilidad (FGS) del Régimen Previsional Público de Reparto -ANSES- Ley 26,425 to sign the minutes of the meeting.

2. Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, individually and consolidated with its respective notes and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 45, which began on January 1, 2021 and ended on December 31, 2021.

The Shareholders’ Meeting approved by a majority of computable votes the documents under consideration, without modifications.

3. Consideration of the accumulated results as of December 31, 2021. Absorption of losses.

The Shareholders’ Meeting approved by a majority of computable votes the following: to partially absorb the accumulated losses in the accumulated results account up to the net income amount of Ps. 257 million for the fiscal year.

4. Determination of remuneration for the Independent Auditor for the fiscal year ended December 31, 2021.

The Shareholders’ Meeting approved by a majority of computable votes to set a remuneration of Ps. 187,419,665 to Deloitte & Co. S.A. for its audit services as Independent Auditor for the annual financial documentation as of December 31, 2021 and the quarterly information corresponding to 2021.

5. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2022 and determination of its remuneration.

The Shareholders’ meeting approved by a majority of computable votes the following: (i) to appoint Deloitte & Co S.A. as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2022, informing that, in compliance with the provisions of Articles 22 and 23 of Chapter III Title II of the Argentine Securities Commission’s Regulations (CNV Regulations), Mrs. Vanesa Rial De Sanctis and Mr. Guillermo Cohen, as certifying accountants, and Mrs. Noelia Depetris, as alternate certifying accountant, have filed the affidavits required under the applicable regulations; and(ii) To have the remuneration of the Independent Auditor determined by the Shareholders’ Meeting at which the annual financial statements for fiscal year 2022 will be considered.

6. Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2021.

The Shareholders’ Meeting approved by a majority of computable votes the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended on December 31, 2021.

7. Consideration of the Remuneration of the Board of Directors (Ps. 466,669,035) for the fiscal year ended on December 31, 2021 which resulted in computable loss in accordance with the Regulations of the National Securities Commission.

The Shareholders’ Meeting approved by a majority of computable votes a total remuneration of Ps. 466,669,035 in every respect including remunerations, fees and retributions for the Board of Directors for the fiscal year ended December 31, 2021.

8. Consideration of the remuneration of the Supervisory Committee for the fiscal year ended December 31, 2021.

The Shareholders’ Meeting approved by a majority of computable votes the amount of Ps. 15,669,000 as remuneration of the Supervisory Committee for the fiscal year ended December 31, 2021.

9. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of the Supervisory Committee of YPF of three (3) regular members and three (3) alternate members.

10. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

The Argentine National State designated, at a Special Class “A” Shareholder’s Meeting, Mr. Horacio Ubaldo Kunstler as regular member of the Supervisory Committee and Mr. Arturo Jorge Zaera as alternate member of the Supervisory Committee, for the statutory period of one fiscal year.

11. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

The Shareholders’ Meeting approved by a majority of computable votes of Class “D” shares to designate Ms. Raquel Inés Orozco and Mr. Francisco Daniel Gonzalez as regular members of the Supervisory Committee and Ms. Hebe Cereseto and Mr. Enrique Alfredo Fila as alternate members of the Supervisory Committee, all of them for the statutory period of one fiscal year.

12. Determination of the number of regular and alternate members of the Board of Directors.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of members of the Board of Directors at twelve(12) regular members and eleven (11) alternate members.

13. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The Argentine National State designated Mr. Demian Tupac Panigo, at a Special Class “A” Shareholders’ Meeting, as a regular Director with a tenure of one fiscal year.

14. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

The Shareholders’ Meeting approved by a majority of computable votes of Class “D” shares to: (i) appoint Messrs. Pablo Gerardo González, Sergio Pablo Antonio Affronti, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Sebastian Caldiero, Ramiro Gerardo Manzanal, Héctor Pedro Recalde, y Celso Alejandro Jaque as Regular Directors for Class “D” shares, all of them with a tenure of one fiscal year , and (ii) appoint Messrs. Gerardo Damián Canseco, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, Sonia Elizabeth Castiglione, María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez as Alternate Directors representing Class “D” shares, all of them with a tenure of one fiscal year.

15. Determination of the advanced compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2022.

The Shareholders’ Meeting approved by a majority of computable votes the payment of advanced compensation for members of the Supervisory Committee and Board of Directors for fiscal year 2022, for up to an amount of Ps. 706,197,358.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 29, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer